Exhibit 99.1

Gorilla Supercharges Leadership with the Appointment of Bruce Bower as Interim CFO

LONDON, September 3, 2024 (GLOBE NEWSWIRE) – Gorilla Technology Group Inc. (“Gorilla” or the “Company”) (NASDAQ: GRRR) is pleased to announce the appointment of Bruce Bower as Interim Chief Financial Officer (CFO). A seasoned finance executive, he brings over two decades of robust experience in strategic financial management, capital raising and corporate governance to Gorilla at a crucial juncture in the company’s growth trajectory.

Bruce has a distinguished track record of driving financial excellence across diverse industries. His expertise extends to strategic financial planning, where he has consistently delivered results by refining financial models, optimising cash flow and guiding long-term budgeting strategies. Bruce has also been pivotal in managing complex financial operations, including performance monitoring, shareholder documentation and legal support for fundraising activities.

In his role as Interim CFO at Gorilla, Bruce will be responsible for overseeing all financial operations, including financial reporting, strategic planning, budgeting and investor relations. He will also lead efforts to optimise Gorilla’s capital structure, drive financial strategy and ensure rigorous financial governance as the company continues its aggressive expansion into global markets.

“We are absolutely elated to have Bruce Bower join the Gorilla leadership team,” said Jay Chandan, Chairman & CEO of Gorilla Technology Group. “Bruce’s exceptional financial expertise and his remarkable track record in securing substantial capital are exactly what we need as we enter this dynamic phase of growth. His strategic vision and leadership are set to propel our financial operations to new heights, enabling us to scale rapidly and deliver unprecedented value to our stakeholders. Bruce is the perfect fit to drive our ambitious goals forward with vigour and precision.”

Bruce Bower expressed his enthusiasm, saying, “I am absolutely thrilled to join Gorilla Technology Group’s executive team at this exhilarating stage of its journey. The company’s innovative vision and bold growth plans are nothing short of inspiring and I am overjoyed to join such a great executive team and board. Going forward, I will seek to align our financial strategy with our ambitious goals and help drive the operational excellence that will power Gorilla’s global expansion. The opportunities ahead are truly incredible and I’m eager to contribute to this remarkable success story.”

About Gorilla Technology Group Inc.

Headquartered in London U.K., Gorilla is a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology. We provide a wide range of solutions, including, Smart City, Network, Video, Security Convergence and IoT, across select verticals of Government & Public Services, Manufacturing, Telecom, Retail, Transportation & Logistics, Healthcare and Education, by using AI and Deep Learning Technologies.

Our expertise lies in revolutionizing urban operations, bolstering security and enhancing resilience. We deliver pioneering products that harness the power of AI in intelligent video surveillance, facial recognition, license plate recognition, edge computing, post-event analytics and advanced cybersecurity technologies. By integrating these AI-driven technologies, we empower Smart Cities to enhance efficiency, safety and cybersecurity measures, ultimately improving the quality of life for residents.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Gorilla’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding our beliefs about future revenues, our ability to attract the attention of customers and investors alike, Gorilla’s largest projects and ability to win additional projects and execute definitive contracts related thereto, along with those other risks described under the heading “Risk Factors” in the Form 20-F Gorilla filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2024 and those that are included in any of Gorilla’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Gorilla and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Gorilla undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Investor Relations Contact:

Dave Gentry

RedChip Companies, Inc.

1-407-644-4256

GRRR@redchip.com